
03056214

NO ACT
P.E 4.4.03
1-14951



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2003

Ronald L. Vavruska, Jr.
Paul Strauss & Associates, P.C.
Suite 900 – South Building
601 Pennsylvania Avenue, N.W.
Washington, DC 20004

Act	1934
Section	
Rule	14A-8
Public Availability	4/11/2003

Re: Federal Agricultural Mortgage Corporation
Reconsideration request dated April 4, 2003

Dear Mr. Vavruska:

This is in response to your letter dated April 4, 2003 concerning the shareholder proposal submitted to Farmer Mac by John Capozzi. We also have received a letter dated April 8, 2003 on the company's behalf. On March 31, 2003, we issued our response expressing our informal view that Farmer Mac could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in these letters, we find no basis to reconsider our position.

Sincerely,

for

Martin P. Dunn
Deputy Director

cc: Abigail Arms
Shearman & Sterling
801 Pennsylvania Avenue, N.W.
Washington, DC 20004-2604

CRGH

SHEARMAN & STERLING

FAX: 202-508-8100
www.shearman.com

801 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004-2604
202 508-8000

ABU DHABI
BEIJING
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MENLO PARK
NEW YORK
PARIS
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:
202-508-8025

WRITER'S EMAIL ADDRESS:
aarms@shearman.com

April 8, 2003

BY HAND AND BY FACSIMILE

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance; Stop 0402
450 Fifth Street, N.W.
Washington, D.C. 20459

Attention: Grace K. Lee
Special Counsel
Fax No: (202) 942-9525

Farmer Mac - Stockholder Proposal of Mr. John Capozzi
Relating to Payment to the Public School Capitol Building Fund

Ladies and Gentlemen:

We are writing on behalf of our client, the Federal Agricultural Mortgage Corporation ("Farmer Mac" or the "Company"), a federally chartered instrumentality of the United States established by the Agricultural Credit Act of 1987 (12 U.S.C. §§ 2279aa et seq.) (the "Agricultural Credit Act" or the "Act"), which amended the Farm Credit Act of 1971, with respect to a shareholder proposal (the "Proposal") submitted by Mr. John Capozzi (the "Proponent") in connection with Farmer Mac's 2003 annual meeting of stockholders. This letter responds to the Proponent's request for reconsideration of the no-action response from the staff of the Division of Corporation Finance to Farmer Mac's letter dated March 18, 2003.

Notwithstanding the Proponent's request for reconsideration dated April 4, 2003, in Farmer Mac's and our view, the staff's no-action position as set forth in the staff's letter dated March 31, 2003 is clearly correct. Further, the Proponent has not raised any substantive arguments that require the staff to reconsider its position. Accordingly, we respectfully request that the staff of the Division of Corporation Finance not reconsider its no-action position.

However, if the staff determines to reconsider its position, we respectfully request that the staff of the Division of Corporation Finance continue to concur with our opinion and confirm that it will not recommend any enforcement action against Farmer Mac for the omission of the Proposal from its proxy statement and notice for its 2003 annual meeting of stockholders (collectively, the "2003 Proxy Materials") for the reasons set out in both this letter and our earlier submission dated March 18, 2003.

In accordance with Rule 14a-8(j)(2) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are six copies of this letter. A copy of this letter is being forwarded to the Proponent as notice of Farmer Mac's intention to omit the Proposal from its 2003 Proxy Materials.

I. Background

The Proposal initially stated:

> That Farmer Mac provides a payment in Lieu of taxes to the District of Columbia in the amount of 100 Thousand dollars a year. This payment would be dedicated to the Public School Capitol Building fund, which is dedicated to rebuilding all schools in the DC School system. [*sic*]

In a letter to the staff dated March 27, 2003 ("Proponent's Opposition Letter"), the Proponent corrected the initial Proposal, stating that the Proposal would require Farmer Mac to make payment of $100,000 to "an entity of the District of Columbia Government[.]"

The Proponent maintains that because Farmer Mac, as a government-sponsored enterprise, is exempt from paying any local or state income taxes, it "suffers from the perception that it is a poor corporate citizen and this has lead [*sic*] to increasing oversight from Congress." The Proposal requires that Farmer Mac make payment to the government of the District of Columbia to assist "in rebuilding every DC school" as a "measure [that] is calculated, in part, to assist in the reversal of this disturbing situation."

II. Grounds for Exclusion

A. The Proponent is not eligible to submit a stockholder proposal.

Rule 14a-8(b) under the Exchange Act states that to be eligible to submit a stockholder proposal, the stockholder must "have continuously held at least $2,000 in market value, or 1%, of the company's securities *entitled to be voted on the proposal* at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." (emphasis added).

The Proponent indicated that he is a shareholder of 200 shares of Farmer Mac's Class A voting common stock and 200 shares of Farmer Mac's Class C non-voting common stock.

Section 2279aa-2(a)(9)(B) of the Agricultural Credit Act, Farmer Mac's federal charter, states that Farmer Mac's voting common stock "shall be offered to banks, other financial entities, insurance companies, and [Farm Credit] System institutions . . . ." Section 2279aa-4(a)(1) further delineates the shareholder ownership of Farmer Mac's Class A voting common stock, stating that "Class A stock may be held only by entities that are not Farm Credit System institutions . . . ." Farmer Mac's Class C common stock, issued pursuant to Section 2297aa-4(d) of the Company's federal charter, does not entitle a holder to vote on any matter submitted to shareholders for a vote. Accordingly, given the restrictions on ownership of Farmer Mac's voting common stock, the Proponent is not eligible or entitled to hold 200 shares of Farmer Mac's Class A voting common stock. Furthermore, the Proponent is not, as a holder of Farmer Mac's Class C non-voting common stock, a holder of "the company's securities entitled to be voted on the proposal . . . [,]" as required by Rule 14a-8(b) under the Exchange Act. Accordingly, as a matter of eligibility, the Proponent is not entitled to submit a shareholder proposal.

This basis for exclusion is the correct result even though, historically, Farmer Mac had not strictly enforced the ownership criteria in counting the votes cast or proxies submitted by ineligible stockholders in connection with its annual meetings of stockholders. Farmer Mac believes that the total percentage of its voting common stock held by ineligible stockholders has amounted to less than 0.5% of its aggregate number of outstanding shares of common stock entitled to vote at each of those annual meetings. Therefore, due to the insignificant percentage of ineligible voting stockholders, calculation of such ineligible votes or proxies would not have resulted in a different outcome for purposes of the matters being voted upon.

The Proponent's Opposition Letter, referencing Rule 14a-8(f)(1) under the Exchange Act, concludes that Farmer Mac failed to timely notify the Proponent of the deficiencies in the Proposal, as a result of which the Proponent was not able to amend the Proposal to cure any deficiencies in the Proposal. Rule 14a-8(f)(1) specifically provides that the notification requirement under Rule 14a-8(f)(1) relates only to "procedural or eligibility" requirements set forth in Questions 1 through 4 of Rule 14a-8 and not substantive deficiencies such as those contained in the Proposal. There is no requirement that Farmer Mac notify the Proponent of any substantive deficiencies in the Proposal pursuant to Rule 14a-8(f)(1).

With respect to procedural or eligibility deficiencies, Rule 14a-8(f)(1) further provides that "[a] company need not provide [the shareholder] such notice of a deficiency if the deficiency cannot be remedied[.]" As noted above, the Proponent is not eligible to own Farmer Mac's Class A voting common stock. Failure to meet the share ownership requirements is an eligibility deficiency that cannot be remedied. Accordingly, Farmer Mac did not notify the Proponent of such deficiencies.

B. <u>The Proposal may be properly excluded because it relates to Farmer Mac's ordinary business operations, notwithstanding the Proponent's attempt to restate the Proposal as an issue relating to social policy.</u>

No Significant Social Policy Issue. In the Proponent's Opposition Letter, the Proponent stated that his "intention was always to benefit the DC school system and not a particular charity . . . ." As such, the Proponent argues that the Proposal does not attempt to micro-manage Farmer Mac's ordinary business operations, but rather "raise[s] significant social policy issues." The Proponent's attempt to recharacterize the proposal is misplaced and does not provide a basis for reconsideration. Moreover, even if the Proposal is characterized as a social policy issue, the Proposal is excludable.

The Proposal fails to reach the requirements of a social policy issue in that the Proposal fails to show that the condition of D.C. public schools goes beyond that of a local, Washington, D.C. issue and is one that is subject to "widespread public debate" or that the condition of D.C. public schools is an issue that may have a direct effect on the shareholders of Farmer Mac, as with, for example, the proposals discussed below relating to executive compensation.

Exchange Act Release No. 40018 (May 21, 1998) states that proposals that focus on "sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Past examples of such social policy issues include apartheid in South Africa, child labor, the environment, tobacco products, and nuclear power. *See, e.g.,* E.I. du Pont de Nemours (Mar. 11, 2002) (proposal relating to adoption of labor standards); Phillip Morris Co., Inc. (Mar. 14, 1990) (proposal relating to the sale and advertising of tobacco products); Union Electric Co. (Feb. 19, 1989) (proposal requesting a study of safety issues relating to nuclear power) and Texaco, Inc. (Feb. 28, 1984) (proposal relating to company's operation in South Africa during period of apartheid). In contrast to the Proposal, in most social policy issue proposals, the proponents ask the company to study their involvement in or to restrict their activities in such matters in order to avoid becoming entangled or contributing to the crisis at hand.

The staff of the Division of Corporation Finance also has stated "that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'" Exchange Act Release No. 40018 (citing Transamerica Corp. (Jan. 10, 1990) ("[P]ublic debate concerning potential anti-takeover, tax and legal implications of golden parachute arrangements reflects that such contingent arrangements increasingly are seen as raising significant policy issuers.") and Aetna Life and Casualty Co. (Feb. 13, 1992) ("[I]n view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, . . . proposals relating to director compensation no longer can be considered matters relating to a registrant's ordinary business.")). The condition of "widespread public debate" emphasizes that for the proposal to relate to a social policy issue, the subject matter of the proposal must be one that is recognized as having some sense of immediacy and national and, at times, global, importance.

Contribution Toward A Specific Cause; Micro-Managing Farmer Mac's Business Functions.

Even if the staff determines that improving the D.C. public school system raises a policy issue, the Proponent goes beyond merely addressing a social policy issue and directs the Company to take specific measures to address that policy issue by making a donation to the D.C. government's public school system. The Proposal requires the Company to pay a specific amount, $100,000, to a specific recipient, the government of the District of Columbia or the Capital Improvement Fund.

While the staff has considered significant social policy issues to be matters appropriate for stockholder vote, it has also stated that the mere fact that a proposal is tied to a social issue is not sufficient to remove it from the sphere of "ordinary business operations." *See* E.I. du Pont de Nemours and Co. (Mar. 8, 1991). In *E.I. du Pont de Nemours*, the staff allowed the company to omit a shareholder proposal that addressed a social policy issue but that went beyond the issue by requiring the company to implement specific reclamation and monitoring procedures, thereby interfering with the company's ability to matter complex judgments concerning its own business operations. *Id.* The decision to make a charitable contribution to a specific type of organization or cause also is a matter of ordinary business, even if the underlying subject matter of the proposal raises a significant social policy issue. *See* AT&T Corp. (Feb. 17, 2000) (even though a company's charitable contribution policy involves social policy issues that go beyond a company's day-to-day operations, the staff permits the exclusion of proposals that require the company to contribute to specific charitable donees); Kmart Corp. (Mar. 4, 1998) (the decision to commence contributions and the designation of recipients are matters relating to a company's ordinary business operations); International Business Machines Corp. (Feb. 18, 1997) (staff permitted exclusion of proposal requesting that company refrain from giving contributions to organizations that perform abortions); The Dow Chemical Co. (Feb. 18, 1998) (staff permitted exclusion of proposal requesting cessation of contributions to certain organizations, even though underlying subject matter implicated social policy issues); Minnesota Mining and Manufacturing Co. (Jan. 3, 1996) (exclusion of shareholder proposal permitted where proposal requested that the company make contributions to organizations or campaigns promoting certain issues); PepsiCo, Inc. (Mar. 24, 1993) (the mere fact that a shareholder proposal is tied to a social policy issue does not necessarily remove it from the sphere of ordinary business operations under Rule 14a-8(i)(7)); Pacific Telesis Group (Feb. 20, 1992) (the determination to commence contributions to a particular charity is within the ordinary business operations of the company).

In its no-action letters, the staff has generally held that the company may exclude proposals relating to gifts or charitable contributions to a specific type of organization or a particular cause under Rule 14a-8(i)(7) as such proposals interfere with the company's ordinary business operations and attempt to micro-manage the company's business functions. *See* Tyco

Int'l, Ltd. (Dec. 16, 2002) and Exchange Act Release No. 40018 (May 21, 1998). *See also* The Procter & Gamble Co. (Feb. 4, 2003); Bank of America Corp. (Jan. 24, 2003); Johnson & Johnson (Jan. 15, 2003); T. Rowe Price Group, Inc. (Dec. 27, 2002) ("Decisions as to timing, amount and appropriate recipients of contributions are ordinary business decisions that are part of day-to-day operations."); Delta Air Lines, Inc. (July 29, 1999) (the amount and recipients of the company's charitable donations are ordinary business matters); Chris-Craft Indus., Inc. (Feb. 25, 1998); The Walt Disney Co. (Nov. 19, 1997); Pacific Gas and Electric Co. (Jan. 22, 1997); McDonald's Corp. (Jan. 23, 1986).

In requiring Farmer Mac to make a gift or contribution of $100,000 to the District of Columbia, the Proponent attempts to micro-manage Farmer Mac's ordinary business operations by setting forth in the Proposal a specific amount and a specific recipient of contributions. Accordingly, the Company believes that the Proposal may be properly excluded from Farmer Mac's 2003 Proxy Materials based on the staff's prior interpretations of Rule 14a-8(i)(7).

C. **The Proposal may be properly excluded because it is false and misleading.**

Rule 14a-8(i)(3) under the Exchange Act states that a stockholder proposal may be excluded if the proposal violates any of the Commission's proxy rules, including Rule 14a-9 under the Exchange Act, which prohibits the use of statements in the proposal that are "false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . ."

In the Proponent's Opposition Letter, the Proponent argues that "[t]here is no requirement that a shareholder making a proposal present evidence supporting the rationale behind the proposal." This notwithstanding, Rule 14a-9 under the Exchange Act states that false or misleading statements include "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, *without factual foundation*." (emphasis added). Although the Proponent is not required to substantiate his own rationale behind his Proposal, the Proponent is required to layout facts, evidence or foundation to support the statements that he makes within his Proposal.

The Proponent states, without any factual foundation, that "Farmer Mac suffers from the perception that it is a poor corporate citizen and this has lead [*sic*] to increasing oversight from Congress." Farmer Mac believes that these statements are both false and unsubstantiated. In an attempt to support the Proponent's claims, enclosed with the Proponent's Opposition Letter were four exhibits, containing a press release, two testimonies and an article of advocates propounding their personal opinions, none of which provide factual foundation to support the Proponent's statements of fact that (1) Farmer Mac "suffers from the perception that it is a poor corporate citizen" or (2) Farmer Mac has been subject to "increasing oversight from

Congress" as a result of its tax exempt status. Further, as a point of interest, two out of the four enclosed exhibits contained views from the same advocate.

Farmer Mac, as a result of Congressional legislation, is lawfully exempted from both federal and state income taxes. The fact that Farmer Mac may benefit from such tax exemption does not make it a "poor corporate citizen;" rather, it was presumably Congress' intention that Farmer Mac should benefit from its tax exemption so as to enable the Company to better carry out its federal mandate to establish a secondary market for agricultural real estate and rural housing mortgage loans and to increase the availability of long-term credit at stable interest rates to American farmers, ranchers, and rural homeowners.

Therefore, because the Proposal may mislead Farmer Mac's stockholders receiving the 2003 Proxy Materials into believing that the Company is viewed as a "poor corporate citizen" and, as a result, subject to increased Congressional oversight, Farmer Mac believes that the Proposal may be properly excluded from Farmer Mac's 2003 Proxy Materials.

D. The Proposal may be properly excluded because it violates Farmer Mac's federal charter.

In response to Farmer Mac's argument that the Proposal would violate its federal charter, the Proponent states that "there is nothing in the statute that indicates [that Farmer Mac's] board of directors or management was empowered with authority beyond that of a non-GSE entity [*sic*]."

Farmer Mac's argument in no way suggests that its directors or management are granted more authority than those of non-government-sponsored enterprises. To the contrary, Rule 14a-8(i)(1) under the Exchange Act states that a proposal may be excluded if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." For private companies organized or incorporated under the laws of a particular state, the lawfulness of shareholder proposals would be determined on the basis of the laws of that state. Because Farmer Mac is established by an act of Congress, the legality of proposals from its shareholders is governed by its federal charter.

The Proposal may be properly excluded because it is phrased in a mandatory form. The Proposal, without further qualification or precatory language, mandates that Farmer Mac make payment of $100,000 to the District of Columbia. Because the Proposal does not "recommend" or "request" that the board of directors make payment to the District of Columbia, the mandatory directives contained in the Proposal usurps the authority granted to Farmer Mac's board of directors' under the Agricultural Credit Act to make decisions as to Farmer Mac's policies and operations and to designate such persons to ensure that its proper functions and duties are carried out. *See* Rule 14a-8(i)(1) under the Exchange Act and 12 U.S.C. § 2297aa-3.

Therefore, because the Proposal, if implemented, would allow the Company's shareholders to require Farmer Mac's board of directors to take action, the discretion over which is committed exclusively to the board of directors itself, it is improper under Farmer Mac's federal charter and would contravene the Agricultural Credit Act. As such, the Proposal may be properly excluded pursuant to Rules 14a-8(i)(1) and 14a-8(i)(2) under the Exchange Act.

E. The Proposal may be properly excluded because it serves to benefit the Proponent and not Farmer Mac's stockholders at large.

Rule 14a-8(i)(4) under the Exchange Act states that a company may exclude a shareholder proposal if "the proposal . . . is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by the *other shareholders at large*." (emphasis added).

In the Proponent's Opposition Letter, the Proponent states that "[t]he Proposal's benefits would flow directly to the student [*sic*] of the public school system and would not benefit Mr. Capozzi." Farmer Mac disagrees that the Proposal, if it were included in the Company's 2003 Proxy Materials, would not serve to benefit the Proponent's personal interests. Farmer Mac maintains that that the Proposal is an effort by the Proponent to serve his own personal interest by bringing national attention to the D.C. statehood movement and bolstering his own public recognition. As such, the Proposal may be properly excluded under Rule 14a-8(i)(4). *See* International Business Machines Corp. (Jan. 31, 1994). *See also* Johnson & Johnson (Jan. 15, 2003) and The Procter & Gamble Co. (Feb. 4, 2003).

Furthermore, the Proponent, by arguing that the benefits would not be enjoyed by him, but by the D.C. public schools, fails to address the real issue as to how the Proposal relates to the interests of Farmer Mac's stockholders at large. Exchange Act Release No. 19135 states that stockholder proposals under Rule 14a-8 under the Exchange Act are intended to allow stockholders a way to communicate with other stockholders "on matters of interest to them as security holders[,]" and not as "a means for a person to air or remedy some personal claim or grievance or to further some personal interest." Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 19,135, [1982 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 83,262, at 85,351 (Oct. 14, 1982).

In the Proponent's Opposition Letter, the Proponent cites proposals relating to "employment matter[s] . . . , plant closings, manufacture of tobacco products or executive compensation[]" as support that the staff has allowed stockholder proposals that represent a "personal view of the shareholder." However, each of these examples includes issues that also have a direct impact on the company and on the stockholders at large. The Proposal to make contributions to the government of the District of Columbia or the Capital Improvement Fund, on the other hand, has no direct impact on Farmer Mac, nor does it represent an interest that would be commonly shared by the Farmer Mac's shareholders at large.

Although Farmer Mac maintains its principal executive offices in Washington, D.C., it has stockholders residing throughout the nation who are little, if at all, affected by the

D.C. statehood movement or the local issue of the condition of D.C. public schools. Thus, the Proposal is not one that addresses matters of interest shared by Farmer Mac's stockholders at large. Accordingly, the Proposal may be properly omitted pursuant to Rule 14a-8(i)(4) under the Exchange Act.

III. Conclusion

Farmer Mac notes the requirements of Rule 14a-8(j) under the Exchange Act, and apologizes to the staff for the delay in submitting its initial request for no-action relief. The provisions of this rule were adopted in order to allow the staff sufficient time to consider the request and for the benefit of management so that companies' print schedules from their proxy materials would not be disrupted. *See* Adoption of Amendments to Rules 14a-5 and 14a-8 under the Exchange Act, Exchange Act Release No. 9784, [1972-1973 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 78,997, at 82,149 (Sept. 22, 1972). Farmer Mac respectfully submits that Rule 14a-8(j) does not provide a basis for a shareholder to require that its proposals be included in a company's proxy materials. *See* Financial Industries Corporation (Mar. 28, 2003); Startech Environmental Corporation (Dec. 26, 2002); Drexler Technology Corporation (Aug. 23, 2001); United Postal Services, Inc. (Mar. 6, 2001); United National Bancorp (Feb. 7, 2000); Triarc Companies, Inc. (April 22, 1999) and INTERLINQ Software Corporation (April 20, 1999).

Further, Farmer Mac notes that the Proponent was not denied any opportunity to amend the Proposal, as suggested by the additional submission on behalf of the Proponent. In fact, the Proponent did amend the Proposal through the Proponent's Opposition Letter of March 27, 2003, stating that the initial Proposal which requested that Farmer Mac provide for a charitable donation to the "Public School Capitol Building fund" was in error because the Proponent mistakenly believed that the "Public School Capitol Building fund" was the government based fund responsible for administering the budget of the District of Columbia school system. The Proponent corrected this error in the Proponent's Opposition Letter, stating that the charitable contribution should be made to "D.C. government public school system" instead.

For the foregoing reasons, we respectfully request that the staff not reconsider its no-action position or, alternatively, concur with our opinion that the Proposal may be properly excluded from Farmer Mac's 2003 Proxy Materials. If you have any questions or comments with respect to the foregoing, please contact the undersigned at (202) 508-8025. Thank you for your attention and responsiveness in this matter.

Very truly yours,



Abigail Arms

cc: Jerome G. Oslick, Esq.
Ronald L. Vavruska Jr., Esq./John Capozzi

LAW OFFICES OF

Paul Strauss & Associates, P.C.

SUITE 900 - SOUTH BUILDING
601 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004

(202) 220-3100
FAX (202) 220-3103

PAUL E. STRAUSS
RICHARD J. BIANCO*
RONALD L. VAVRUSKA JR.#

* ALSO ADMITTED IN NEW JERSEY
# ALSO ADMITTED IN MASSACHUSETTS

April 4, 2003

RE: Farmer Mac Shareholder John Capozzi request for reconsideration

VIA FACSIMILE

Ms. Grace Lee
Special Counsel
United States Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
Mail Stop 0402
450 5th St., NW
Washington, DC 20459

Dear Ms. Lee,

On behalf of John Capozzi, a shareholder of the Federal Agricultural Mortgage Corporation ("Farmer Mac") please accept this letter as a request for reconsideration of the March 31, 2003 no-action response to Farmer Mac's letter dated March 18, 2003.

Specifically, Mr. Capozzi requests that Commission staff reconsider its position on the following issue for the reasons stated in the original opposition to Farmer Mac's no-action request. First, that Farmer Mac's decision to exclude Mr. Capozzi's shareholder proposal because it requires a contribution to a specific organization did not address that the contribution would not be to a private charitable foundation but a payment to the government of the District of Columbia in compensation for Farmer Mac's tax-exempt status. Second, staff did not address that Farmer Mac's request was outside the deadlines imposed by SEC rules for excluding a shareholder proposal. By not complying with SEC guidelines, Farmer Mac denied Mr. Capozzi any opportunity to amend his request and ameliorate any perceived inappropriateness in his original proposal. For instance, Mr. Capozzi could have amended his proposal to have Farmer Mac make a payment to the District of Columbia government rather than the school fund.

A copy of Mr. Capozzi's original letter is attached for your reference. Please contact the undersigned if you have any questions or would like to discuss this matter further.

Sincerely,



Ronald L. Vavruska Jr.
cc: Abigail Arms
Shearman & Sterling

LAW OFFICES OF

Paul Strauss & Associates, P.C.

SUITE 900 - SOUTH BUILDING
601 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004

(202) 220-3100
FAX (202) 220-3103

PAUL E. STRAUSS
RICHARD J. BIANCO*
RONALD L. VAVRUSKA JR.#

* ALSO ADMITTED IN NEW JERSEY
# ALSO ADMITTED IN MASSACHUSETTS

March 27, 2003

RE: Farmer Mac Shareholder John Capozzi's Opposition to Farmer Mac's No-Action Request of March 18, 2003

VIA FACSIMILE AND HAND DELIVERY

Ms. Grace Lee
Special Counsel
United States Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
Mail Stop 0402
450 5th St., NW
Washington, DC 20459

Dear Ms. Lee,

On behalf of John Capozzi a shareholder of the Federal Agricultural Mortgage Corporation ("Farmer Mac") please accept the following in response to the March 18, 2003 no-action request made on behalf of Farmer Mac.

Mr. Capozzi requests that the no-action relief made by Farmer Mac be denied and that his proposal be included in the 2003 Proxy Materials presented to Farmer Mac's shareholders in anticipation of their annual meeting.

In accordance with Rule 14a-8(k), enclosed are six copies of this letter with attachments.

I. Background

Farmer Mac's request for no-action relief arises from Mr. Capozzi's shareholder proposal ("Proposal") for inclusion in the 2003 Proxy Materials. Mr. Capozzi's proposal would require Farmer Mac to make a payment of $100 Thousand dollars per year to an entity of the District of Columbia Government in compensation to the District of Columbia for Farmer Mac's federally mandated tax-exempt status. The reasoning for the Proposal was a belief that, by not contributing to the District of Columbia while accepting its services, Farmer Mac was being a poor corporate citizen of the District of Columbia. This could lead to a bad reputation in the community resulting in increased congressional oversight of Farmer Mac and other like institutions. Increased congressional oversight could lead to increased costs and result in diminished shareholder value.

Farmer Mac opposes the inclusion of the Proposal. In its request for no-action relief, Farmer Mac asserts the Proposal may be excluded from its Proxy Materials because it is untimely[1], relates to ordinary business operations as defined under Rule 14a-8(I)(7), is false and misleading, violates Farmer Mac's federal charter and serves to benefit Mr. Capozzi as opposed to Farmer Mac's shareholders at large.

Mr. Capozzi opposes Farmer Mac's request for no-action relief and requests the Commission's staff deny the relief sought.

II. Discussion

A. Farmer Mac's Opposition to the Proposal is Untimely

Mr. Capozzi opposes Farmer Mac's no-action request because it falls outside the time limits imposed by SEC Rules. Rule 14a-8 time requirements must be complied with when a company decides to exclude a shareholder proposal from its proxy materials. Failure to meet the deadlines requires a "good cause" showing by the company for such failure.

Rule 14a-8 contains strict time deadlines. Rule 14a-8(f)(1) states that the company may exclude a proposal provided it has notified the shareholder of the problem, and the shareholder has failed in correcting it. This notification must be in writing and sent to the shareholder within 14 days of its receipt by the company. The company must also give notice to the shareholder of the time for his or her response. The exception to this requirement is if the deficiency is one that cannot be remedied such as failure "to submit a proposal by the company's properly determined deadlines." *Id.*

Furthermore, deadlines are imposed on companies requesting no-action relief when moving to exclude shareholder proposals from their proxy materials. Rule 14a-8(j)(1) requires that the company wishing to exclude a shareholder proposal must "file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." The sole exception to this strict deadline is if the company demonstrates "good cause" for missing the deadline.

Farmer Mac has missed all relevant deadlines for objecting to Mr. Capozzi's proposal. Mr. Capozzi submitted his proposal to Farmer Mac before the end of 2002. Farmer Mac did not respond to Mr. Capozzi's submission until its March 18, 2003 no-action request. Farmer Mac, in it's letter requesting no-action relief, represents that it anticipates filing its proxy materials with the Commission "on or about April 18, 2003." The 80-day deadline for requesting no-action relief occurred well before March 18, 2003, the date of Farmer Mac's letter. Farmer Mac's no-action request failed in giving any justification or acknowledgement of the missed deadline.

Therefore, Farmer Mac should be denied any no-action relied regarding its decision to exclude the Proposal from its 2003 proxy materials. It has failed to comply with regulatory requirements that it respond to the Proposal within 14 days of its submission to the company. In addition, it failed in submitting its request for no-action relief within 80 days of its anticipated filing of its proxy materials with the Commissions. These failures, without any showing of just cause should prevent the Commission staff from granting Farmer Mac the no-action relief it requests.

B. The Proposal is of the kind allowed by Rule 14a-8 and should be included in Farmer Mac's proxy materials

[1] According to Ms. Lee of the Chief Counsel's office in a telephone call on March 25, 2003, Farmer Mac has dropped this basis for opposing Mr. Capozzi's proposal. Accordingly, that argument will not be addressed in this letter. However, if this argument is revived, Mr. Capozzi requests adequate opportunity to address this issue.

The Proposal is a proper resolution that Farmer Mac's shareholder should have the opportunity to consider in their proxy materials. Shareholder proposals are presumptively valid and companies are required to include them in their proxy materials provided the proposal does not fall within certain regulatory rationales for their exclusion. The Proposal does not fall within any exclusion and Farmer Mac should be denied any no-action finding if it proceeds with its plan to exclude it.

Generally, shareholder proposals are allowed provided the shareholder meets the eligibility and timeliness requirements. The policy behind Rule 14a-8 is provide a shareholder owning relatively meager amount of a company's stock to have his or her proposal presented to the company's shareholders alongside those of management. *Division of Corporation Finance: Staff Legal Bulletin No. 14A Shareholder Proposals (July 12, 2002).* Consequently, the company is required to place the shareholder's proposal in its proxy materials unless the shareholder does not comply with the procedural requirements of Rule 14a-8 or the proposal "falls within one of the rule's 13 substantive bases for exclusion." *Id.*

One of the bases for exclusion is if the proposal is if the proposal "deals with a matter relating to the company's ordinary business operations." Rule 14a-8(i)(7). The reason for this exclusion is a recognition that some matters are best left to the management and the board of directors of a company, and thus, are "impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." *Amendments to Rules on Shareholder Proposals Exchange Act Release 34-40018 at 5 (May 21, 1998).* Two considerations underlie this exclusion. First is recognition by the Commission that certain decisions are so basic to management's ability to run a company on a daily basis, that they could not be subject to shareholder oversight. *Id at 6.* Examples provided by the Commission include hiring and termination of employees, decisions on production quality and quantity and supplier retention. *Id.* The second consideration relates to the degree to which a proposal seeks to micro-manage the company by "probing too deeply into matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id (footnote omitted).*

However, the Commission recognizes a social policy exception to Rule 14a-8. In its Final Rule Release, the commission noted that "proposals relating to [ordinary business operations] but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcended the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *Id (footnote omitted).* The Corporate Finance division of the SEC recognizes public debate on an issue as one of the factors for use in determining if a shareholder proposal raises such significant social policy issues. *Corporation Finance: Staff Legal Bulletin No. 14A at 2.*

The Proposal at issue in this case does raise significant social policy issues and should be included in Farmer Mac's proxy materials. The Proposal would have Farmer Mac make a payment of $100 thousand to the District of Columbia in compensation of the DC government's congressionally mandated prohibition on assessing any corporate income taxes on Farmer Mac. The proposal recognizes that Farmer Mac receives services from the District of Columbia and that, by not paying any taxes, it is requiring the citizens of that city to make up for this lost revenue. The proposal argues that by taking these services without contributing to their payment, Farmer Mac is perceived as a "poor corporate citizen" and this perception could lead to increased congressional oversight of Government Sponsored Enterprises such as Farmer Mac. Increased congressional oversight could result in increased costs to Farmer Mac, which would result in less value to Farmer Mac shareholders. To reverse this trend, the Proposal would have Farmer Mac make annual donations to the District of Columbia school system.

Improving school systems is a serious social issue. It is commonplace knowledge that the nation's school systems are under-funded and that the school systems of the cities are the most under-funded. The proposal seeks to address this issue by having Farmer Mac make an annual donation to the District of Columbia school system. This donation would provide valuable services to students in the system and raise the educational level of the citizenry of the District of Columbia. For example, the National Education Association ("NEA") stated that $1 million would provide "textbooks for every third, fourth and fifth grader in D.C. schools. *NEA Press*

Release: National Educational Association Pledges $1 Million to D. C. Treasury (September 23, 1997) (attached at "Exhibit A").

Tax-exempt status for certain entities is a matter of debate within the District of Columbia. In 1997 there was a movement in congress to repeal the property tax exemption of organizations such as the NEA. This debate in Congress compelled the NEA to pledge $1 million to the District of Columbia with the wish that the money would go towards improving the DC school system. The President of the NEA, Bob Chase, recognizes such a payment would be a step towards "taking responsibility for American's children -- the students across the country, and here in our neighborhood." *Id.* The NEA felt such a payment would be in furtherance of its goal of being "a good neighbor to the nation's capital city." *Id.*

Consequently, the proposal is of a serious social issue and should be presented to Farmer Mac's shareholders. The proposal seeks to address the plight of D.C. schools and at the same time quiet debate about the appropriateness of the tax-exempt status for entities such as Farmer Mac. In addition, the proposal would ameliorate any perception that Farmer Mac is a bad corporate neighbor because of its lack of contribution to the services being provided by the DC government.

Farmer Mac, in its no-action request, admits that the issue of whether a company should make charitable contributions in general is one on which the shareholder may vote. Farmer's Macs objection to the Proposal is that it attempt to make a contribution to a particular charity and that a targeted donation is not an issue for its shareholders. Farmer Mac's perception is incorrect; however, the reason is not one of Farmer Mac's doing.[2] When creating the proposal, Mr. Capozzi believed the "Public School Capitol Building fund" was the governmental based fund responsible for administering the budget of the District of Columbia school system. Since the proposal's submission to Farmer Mac, he learned that the correct name is the Capital Improvement Program. Mr. Capozzi's intention was always to benefit the DC school system and not a particular charity when making his proposal and is willing to make the necessary changes to the Proposal to clear it of any confusion.[3]

Therefore, the Proposal should proceed to shareholder vote provided it is amended to clarify the donation is one to the DC school system and not a single charity.[4] The Proposal addresses a serious social issue, the improvement of the DC School system. It will address an area of debate, the wisdom of allowing certain entities to enjoy tax-exempt status within the District of Columbia. Last, the proposal would not benefit any targeted charity but its donation would be to the DC government's public school system. Proposals such as the one at issue in this case are of the type the Commission envisioned when amending Rule 14a-8, and consequently, Farmer Mac's request for no-action relief should be denied.

C. The proposal is not misleading and should be proceed to shareholder vote

The Proposal is not misleading and is appropriate under the Commission's rules. The proxy rules do not require a proposing party to present a case for their reasons for a shareholder proposal. Rather, the wisdom of the proposal is one for the shareholders.

False or misleading shareholder proposals may be excluded from a company's proxy materials. Rule 14a-9(a) prevents proposals that are false and misleading from being included in proxy materials. Examples provided by the rule include those that "impugn[] character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

---

[2] However, had Farmer Mac had any communication with Mr. Capozzi before its no-action request, this and any other perceived defects could have been addressed.

[3] For the Commission staff's convenience, a proposed amended copy of the proposal is attached as Exhibit E.

[4] The Commission staff is empowered with the authority to request revisions to shareholder proposals when making no-action responses. Staff Legal Bulletin No. 14 (Shareholder Proposals) at 20.

The Proposal is not misleading. In the reason stated for making the Proposal, it states there is a perception that Farmer Mac is a poor corporate citizen. This perception is derived from the fact that Farmer Mac is an entity exempt from District of Columbia taxes while receiving the benefits accorded to tax paying corporations within the District of Columbia. The perception of whether a company is a poor corporate citizen is, by its very essence, one of subjectivity. Any proposal regarding the improvement of such a perception is best left to the shareholders who are the beneficiaries of any enhanced standing in the community.

Furthermore, there is evidence suggesting that the tax-exempt status of for-profit corporations, such as Farmer Mac is coming under increased federal scrutiny. The NEA, in its press release announcing a million-dollar contribution to the District of Columbia, mentioned legislation pending in congress that would remove real estate property tax exemption from some companies. Furthermore, advocates such as Ralph Nader have criticized Fannie Mae, a Government Sponsored Enterprise ("GSE") similar to Farmer Mac, in testimony before Congress for its refusal to pay any money in lieu of taxes to the District of Columbia. *Testimony of Ralph Nader before the Committee on Budget, U.S. House of Representative, Exhibit B at 2; see also, exhibits C and D for additional calls for increased Congressional oversight of GSEs.* Preventing removal of the tax exemption currently enjoyed by Farmer Mac could be one of the benefits of the Proposal. The valuation of these benefits is something the shareholders should be allowed to consider.

Consequently, the Proposal is one that deserves shareholder consideration. There is no requirement that a shareholder making a proposal present evidence supporting the rationale behind the proposal. Instead, it is the duty of the shareholders as a group to evaluate the merits of the proposal and decide with their votes whether the case has been made for its advisability. Farmer Mac should be denied its no-action request and the Proposal should be included in its 2003 Proxy Materials.

D. The proposal would benefit the school children of the District of Columbia and is proper.

The proposal's purpose is the benefit the public school system of the District of Columbia. It would do this by having Farmer Mac make an annual $100 thousand contribution to the DC school system. The Proposal's benefits would flow directly to the student of the public school system and would not benefit Mr. Capozzi.

Farmer Mac attempts to make hay out of its argument that because of Mr. Capozzi's long standing support for the DC statehood movement, he would benefit from the proposal in an ancillary way, and therefore, excluding the Proposal is proper. Rule 14a-8(i)(4) states that a proposal may be excluded if it, among other things, "is designed to result in a benefit to [the shareholder], or to further a personal interest, which is not shared by the other shareholders at large." By their very nature, shareholder proposals, especially those that address social issues, are meant to benefit some personal view of the shareholder. Whether it be an employment matter such as in <u>Cracker Barrel</u>, plant closings, manufacture of tobacco products or executive compensation. *See, SEC release 34-40018 at 5.* Such ancillary benefits could not have been the Commission's purpose when adopting 14a-8(i)(4). In fact, the Commission proposed a change to the Personal Grievance Exclusion that would have given the Commission staff the option of a "no-view" decision on whether a proposal would benefit a shareholder but rejected it when commentators in the shareholder community objected because they feared companies would use the proposed change to block social issue proposals. *Id. at 12-13.*

Consequently, the Proposal does not become improper because of any perceived indirect benefits to Mr. Capozzi. Shareholders proposals, by there very nature, are meant to further some interest of the proposing shareholder. As Mr. Capozzi is not an employee, or other beneficiary of the DC school system, he is not receiving any direct benefits from the Proposal. Farmer Mac's reasoning on this point is attenuated and it should not be granted the no-action relief it seeks.

E. The Proposal would not violate Farmer Mac's federal charter

The Proposal is proper and would not violate any state or federal law under which Farmer Mac operates. Farmer Mac is a GSE that is required to operate under certain statutes that govern its existence. However, there is nothing in the statute that indicates its board of directors or management was empowered with authority beyond that of a non-GSE entity. Therefore, Farmer Mac should be denied the no-action relief it seeks or, in the alternative, if there is some strict requirement that would prevent a shareholder proposal such as presented here, Mr. Capozzi be allowed to amend his proposal.

III. Conclusion

For the foregoing reasons, Mr. Capozzi requests the SEC Staff deny the no-action relief sought by Farmer Mac in its March 18, 2003 letter seeking to exclude Mr. Capozzi's shareholder proposal from Farmer Mac's 2003 proxy materials.

Should there be any questions as to any of the forgoing, please contact the undersigned at the above address or telephone number. Thank-you for your attention in this matter.

Sincerely,



Ronald L. Vavruska Jr.

cc: Ms. Abigail Arms
Shearman & Sterling
801 Pennsylvania Ave, NW
Washington, DC 20004-2604